PGIM Investments LLC

655 Broad Street – 17th Floor
Newark, New Jersey 07102

October 1, 2017

The Board of Directors
Prudential Investment Portfolios, Inc. 15
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: Prudential High Yield Fund

To the Board of Directors:

PGIM Investments LLC has contractually agreed, through December 31, 2019, to limit "other expenses" for Class R2 and Class R4 shares to the extent that the class-specific expenses (currently, transfer agency, shareholder servicing, sub-transfer agency, and blue sky) exceed 0.25% of average daily net assets of Class R2 and Class R4 shares.

Very truly yours,

PGIM INVESTMENTS LLC
By: /s/ Scott E. Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President